Mail Stop 3561

January 30, 2009

Yongjun Wang
Chairman and Chief Executive Officer
Fleurs De Vie, Inc., c/o American Union Securities
100 Wall Street 15th Floor
New York, New York 10005

      Re: Fleurs De Vie, Inc.
              Item 4.01 8-K Filed January 27, 2009
              File No. 333-131084

Dear Yongjun Wang:

      We have completed our review of your Form 8-K and have no further comments at this time.

                              Sincerely,

                              Ta Tanisha Meadows
                              Staff Accountant